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SEC FILE NUMBER
0-50425

CUSIP NUMBER
37229P507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Genitope Corporation

Full Name of Registrant
N/A

Former Name if Applicable
525 Penobscot Drive

Address of Principal Executive Office (Street and Number)
Redwood City, CA 94063

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Genitope Corporation (“Genitope”) has been unable to complete its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time because the company has not yet determined the accounting entries relating to facility leases entered into in 2005 for a new manufacturing facility and corporate headquarters. Genitope will record the value of the buildings on its balance sheet with a corresponding amount recorded as a liability during the period of construction, or potentially longer. There is additional analysis required to enable Genitope to estimate the value of the buildings. As a result, Genitope could not complete the Form 10-K by the required deadline without unreasonable effort and expense. Genitope expects to file its Form 10-K on or before March 31, 2006 (the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25).
Genitope Corporation’s management is in the process of completing its testing and evaluation of its internal control over financial reporting, and it has not yet reached a conclusion with respect to the evaluation of such controls.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not ’red to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John M. Vuko	650	482-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Genitope anticipates that it will report that its operating losses and net loss for 2005 will be higher than the operating losses and net loss reported for 2004. As noted above, Genitope is working to finalize the accounting entries relating to the two facility leases entered into in 2005 for its manufacturing and corporate headquarters facility in Fremont, California. Genitope will record the value of the buildings on its balance sheet with a corresponding amount recorded as a liability during the period of construction, or potentially longer. There is additional analysis required to enable Genitope to estimate the value of the buildings, and therefore, Genitope is unable to provide an approximation as to the impact of this issue on its financial statements.

Genitope issued a press release on March 16, 2006 announcing its intention to file this Form 12b-25 and also reporting year end unaudited cash and cash equivalents and marketable securities of $81.1 million, inclusive of $38.8 million of restricted cash and marketable securities that secures a letter of credit related to the build-out costs of the company’s new manufacturing facility and corporate headquarters. However, because Genitope has not yet completed the preparation of its year end financial statements, there can be no assurance that the financial information announced in the press release or included in this filing will not change upon completion of the financial statements.

This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding Genitope’s anticipated financial results and condition and its ability to complete the filing of its Annual Report on Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may results to differ materially from those indicated by these forward-looking statement. These risks include, without limitation, risks related to Genitope’s ability to complete its financial statements for the fiscal year ended December 31, 2005 and the possibility that it will not be able to do so within the anticipated time period and other risks detailed in Genitope’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in the prospectus supplement and accompanying prospectus filed by Genitope with the Securities and Exchange Commission on February 8, 2006.

Genitope Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By	/s/ John M. Vuko

John M. Vuko, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).